December 22, 2011

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 16, 2011, regarding
Mercator Minerals Ltd.
Amendment No. 1 to Registration Statement on Form 40-FR12G
Filed December 7, 2011
File No. 000-54543

Dear Mr. Reynolds:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the December 16, 2011 letter (the “December 16 Comment Letter”) regarding the above-referenced Amendment No. 1 to the Registration Statement on Form 40-F (File No. 000-54543) (the “Amended Registration Statement”) filed by Mercator Minerals Ltd. (the “Company”) on December 7, 2011. The Company filed the original registration statement on Form 40-F with the Commission on November 8, 2011 (the “Registration Statement”). For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

The Company filed the Amended Registration Statement to address Staff comments number 3 and 4 from the comment letter received by the Company from the Commission on December 5, 2011 (the “December 5 Comment Letter” and together with the December 16 Comment Letter, the “Comment Letters”).

The Company subsequently filed Amendment No. 2 to the Registration Statement on December 22, 2011 (“Amendment No. 2”), to address Staff comment number 1 below. In some of the responses to the Comment Letters, we have agreed to change or supplement the disclosures in future filings.  Any changes implemented in future filings in response to Staff comments should not be taken as an admission that prior disclosures were in any way deficient.

We note that the Company is eligible to file the Registration Statement and any amendments under the Multijurisdictional Disclosure System, and the Company is permitted to file and submit reports under disclosure standards in Canada, except as otherwise required by Commission form requirements and regulations.

Our responses are as follows:

John Reynolds
December 22, 2011

General

Staff Comment No. 1:

We note your response to comment 4 in our letter dated December 5, 2011.  We also note that Exhibits 99.110 through 99.116 are incorporated by reference to a Form 6-K submitted on December 6, 2011.  General Instructions B.(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F.  Information submitted on Form 6-K is considered furnished but not filed.  Please refer to General Instruction B to Form 6-K.  Accordingly, please amend your Form 40-F to attach and file Exhibits 99.110 through 99.116.

Mercator Minerals’ Response No.1:

Amendment No. 2 includes Exhibits 99.110 through 99.116. These exhibits are attached to the Form 40-F and are therefore filed as requested by Staff Comment No. 1.

Staff Comment No. 2:

We note that you intend to comply with comments 5, 6 and 7 in our letter dated December 5, 2011 in your Annual Information Form for the fiscal year ending December 31, 2011, which will be included in the your Annual report on Form 40-F for the fiscal year ending December 31, 2011.  In your next letter please provide us with draft disclosure of the appropriate sections, paragraphs or pages, in response to these comments.

Mercator Minerals’ Response No. 2:

We have attached to this response the requested information from comments 5, 6, and 7 of the December 5 Comment Letter. Exhibit 99.1 includes the definition to PLC Automation, Roaster and CuEq as requested pursuant to comment No. 5. Exhibit 99.2 includes revised tables 2 and 4 removing values that are less than the Company’s economic cutoff grade as requested pursuant to comment No. 6. Exhibit 99.3 includes revised footnotes to include the cutoff grade with the associated parameters used to estimate the Company’s total copper grade value for leach material as requested pursuant to comment No. 7. As stated in the Company’s response to the December 5 Comment Letter, the information set out in this response No. 2 will be included in the Company’s Annual Information Form for the year ending December 31, 2011.

The disclosure in the resource tables, as set out in the Company’s annual information form for the year ended December 31, 2010 (the “Annual Information Form”), includes resources at cutoff grades below the base case cutoff because these are resources, and the disclosure is permitted in Canada under National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The Annual Information Form has been subject to review by Canadian securities regulators at the time of filing and subsequent to the filing.

In addition, the disclosure in the footnotes as set out in the Annual Information Form is also permitted and acceptable under Canadian securities laws. The Annual Information Form has been subject to review by Canadian securities regulators at the time of filing and subsequent to the filing.

* * * * *

The Company affirms the following statements.

John Reynolds
December 22, 2011

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding our response letter or the Amendment No. 2, please do not hesitate to contact Kenneth Sam, the Company’s counsel at Dorsey & Whitney LLP at 416-367-7373.

Sincerely, Mercator Minerals Ltd.

/s/ Marc Leblanc
Name: Marc Leblanc Title: Corporate Secretary

cc:  Kenneth G. Sam, Esq.

EXHIBIT 99.1

PLC automation means programmable logic controller is a digital computer  used for automation of electromechanical processes

CuEq means copper equivalent and is the equivalent quantity or grade of copper estimated by converting the molybdenum quantity or grade (using a Moly Factor) into copper and adding it to the copper quantity or grade

Roaster means a process plant that oxidizes metal sulfide ores

SAG mill means semi autogenous mill

EXHIBIT 99.2

				Measured
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Pounds Mo	Ounces Ag
Cutoff	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	512,253	0.338	0.129	0.035	0.075	1,321,613	358,577	38,548
0.30	292,999	0.395	0.150	0.041	0.077	878,997	240,259	22,596
0.40	98,914	0.487	0.200	0.048	0.081	395,657	94,958	8,052
0.50	29,723	0.605	0.288	0.053	0.083	171,207	31,507	2,473
				Indicated
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Pounds Mo	Ounces Ag
Cutoff	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	308,946	0.339	0.106	0.039	0.080	654,966	240,978	24,665
0.30	168,425	0.382	0.107	0.046	0.077	360,431	154,951	12,969
0.40	46,741	0.472	0.137	0.056	0.080	128,071	52,350	3,738
0.50	10,628	0.584	0.183	0.067	0.075	38,899	14,242	798
				Measured + Indicated
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Pounds Mo	Ounces Ag
Cutoff	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	821,200	0.335	0.120	0.036	0.077	1,970,879	591,264	63,213
0.30	461,424	0.391	0.134	0.043	0.077	1,236,617	396,825	35,565
0.40	145,655	0.485	0.180	0.051	0.081	524,360	148,569	11,790
0.50	40,352	0.602	0.261	0.057	0.081	210,635	46,001	3,271

Table 3 Inferred Mineral Resources as of January 1, 2011 (Including Reserves)

			Total	Inferred
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Pounds Mo	Ounces Ag
Cutoff	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	433,226	0.354	0.097	0.043	0.068	840,458	372,574	29,248
0.30	218,515	0.416	0.099	0.053	0.068	432,661	231,626	14,865
0.40	75,752	0.516	0.109	0.068	0.059	165,140	103,023	4,482
0.50	26,949	0.590	0.118	0.079	0.045	63,600	42,579	1,221

EXHIBIT 99.3
Table 5 Mineral Park Leach Reserves as of January 1, 2011

Reserves by Destination - Leach
	Destination	Tons	Avg TCu%	Contained Cu Pounds (1000 lbs)
Proven	Leach	74,401,294	0.07	104,276
Probable	Leach	-	0.00	0
Total Proven & Probable		74,401,294	0.07	104,276

Notes:
1/Reserves calculated in accordance with CIM Guidelines
2/Metal Prices used for calculation of reserves were $1.40 Cu
3/ Metallurgical recoveries are 70% for leach Cu
4/ Cut-off grades based on 1.09 $/ton leach processing cost
5/ Some figures may not foot due to rounding
7/ Mining recovery is estimated at 100% and dilution is nil.